SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                          Morton Industrial Group, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    619328107
                                 (CUSIP Number)

                              Jeanette Welsh, Esq.
                           Three Cities Research, Inc.
                               650 Madison Avenue
                                   24th Floor
                            New York, New York 10022
                                 (212) 605-3211
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 619328107                    13D                     Page 2 of 6 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Quilvest American Equity
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 619328107                    13D                     Page 3 of 6 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Three Cities Holdings Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                (Amendment No. 1)

This Amendment No. 7 amends, supplements and restates the information supplied by Three Cities Holdings Limited, a British Virgin Islands corporation ("Three Cities") and the information supplied by Quilvest American Equity, a British Virgin Islands company ("Quilvest American") (collectively, the "Reporting Persons") with respect to beneficial ownership of certain shares of common stock, par value $.01 per share, of Morton Industrial Group, Inc. (formerly known as MLX Corp.) (the "Company") which was included in Amendment No. 3, dated October 13, 1992 ("Amendment No. 3"), Amendment No. 4, dated October 27, 1992 ("Amendment No. 4"), Amendment No. 5 dated December 1, 1992 ("Amendment No. 5"), Amendment No. 6 dated January 28, 1998 ("Amendment No. 6")an initial filing of a statement on Schedule 13D dated December 24, 1992 (the "Initial Filing"), Amendment No. 1 to the Initial Filing, dated January 22, 1993 ("Amendment No. 1A"), Amendment No. 2 to the Initial Filing, dated April 29, 1993 ("Amendment No. 2A"), Amendment No. 3 to the Initial Filing, dated May 14, 1993 ("Amendment No. 3A"), Amendment No. 4 to the Initial Filing, dated April 10, 1995 ("Amendment No. 4A"), and Amendment No. 5 to the Initial Filing, dated October 24, 1997 ("Amendment No. 5A") to a Statement on Schedule 13D (collectively, the "Current Statement").

The information contained in the Current Statement is hereby incorporated by reference as if set forth in its entirety herein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Current Statement.

Item 1. Security and Issuer

This statement relates to the Class A Common Stock, par value $.01 per share ("Common Stock"), of Morton Industrial Group, Inc., a Georgia corporation (the "Company"). The address of the Company's principal executive offices is 1021 West Birchwood Street, Morton, Illinois.

Item 5. Interest in Securities of the Issuer

      (a) and (b). The Issuer reported a total of 4,460,457 shares of Common Stock issued and outstanding as of April 18, 2003. The Reporting Persons do not beneficially own any shares of Common Stock.

      (c) The Reporting Persons previously reported sole voting and sole dispositive power with respect to 888,178 shares of Common Stock. In September of 2002, TCR International Partners, L.P, TCRI Offshore Partners CV, Bobst Investment Corp. and Terbem Limited formed a limited liability company, TCRI Liquidating LLC, and each contributed all of their shares of Common Stock to TCRI Liquidating LLC. In 1998, Quilvest acquired an additional 33,500 shares of Common Stock. On August 27, 2003, TCRI Liquidating LLC along with Quilvest, sold all of the Reporting Persons' shares of Common Stock and an aggregate 100,000 shares of Class B Common Stock of the Company, par value $.01 per share, to Mark Mealy for $0.35 per share.

      (d) Not applicable.

      (e) The date upon which the Reporting Persons ceased to be the beneficial owner of 5% of the Issuer's Common Stock is August 27, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

      Except as described in Item 5 and in the Current Statement, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2003


                                     QUILVEST AMERICAN EQUITY

                                     By: /s/ Peter Ruys
                                         ---------------------------------------
                                     Name:  N. Peter Ruys
                                     Title: Secretary


                                     THREE CITIES HOLDINGS LIMITED

                                     By: /s/ William F.P. Vogel
                                         ---------------------------------------
                                     Name:  William F.P. Vogel
                                     Title: Managing Member


                                       6